Exhibit 99.1

ARBE ROBOTICS LTD.

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 7, 2023

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.000216 per share (the “Ordinary Shares”), of Arbe Robotics Ltd. (“we” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company and any adjourned meeting thereof (the “Meeting”) to be held on Monday, August 7, 2023, virtually, at 6:00 p.m. (Israel time), which is 11:00 a.m. Eastern Daylight Time. You can attend the Meeting via audioconference at https://www.cstproxy.com/arberobotics/2023 as a guest or by entering your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

1.	Election of Class II Directors:

(a)	Approval of election of Dr. Boaz Schwartz as a Class II director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2026 and until his successor is duly elected and qualified;

(b)	Approval of election of Mr. Thilo Koslowski as a Class II director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2026 and until his successor is duly elected and qualified;

2.	Non-Executive Directors Remuneration:

Approval of a one-time equity-based award to the Company’s non-executive directors.

3.	Executives Compensation:

Approval of an annual cash bonus plan for each of Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board, and Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board;

4.	Appointment of Independent Auditors: Approval of the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s 2024 annual general meeting of shareholders.

In addition, at the Meeting, members of the Company’s management will be available to discuss the Company’s audited financial statements for the year ended December 31, 2022, which are included in the Company’s annual report on Form 20-F.

The Company knows of no other matters to be submitted at the Meeting.

By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed or electronic proxy submission, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. If no instructions are given and the proxy is signed, the proxy will be voted in favor of all of the Resolutions. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

How You Can Vote

You can vote either virtually at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting, as follows, by no later than 11:59 p.m., Eastern time, on August 6, 2023, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by any proxy received after the times specified above will not be counted as present at the Meeting and will not be voted:

By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the Meeting website at https://www.cstproxy.com/arberobotics/2023, as a guest or by entering your 12-digit control number located on the enclosed proxy card in order to submit questions and vote online. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers Internet voting, you should follow the instructions given by such brokerage firm, bank or similar organization in order to submit your proxy over the Internet.

By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card provided. You need to sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” your brokerage firm, bank or other similar organization will provide you with instructions as to how to vote your shares.

By E-mail – If you are a shareholder of record, you can submit a proxy by completing, dating, signing and e-mailing your proxy card to proxy@continentalstock.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers voting by e-mail, you may follow the voting instruction form given by such brokerage, bank or similar organization in order to submit a proxy.

Any proxy may be revoked at any time prior to its exercise, by the substitution of a new proxy bearing a later date or by a revocation of the proxy at the Meeting.

Detailed proxy voting instructions are also provided on the enclosed proxy card, including for voting by Internet.

How to Attend the Meeting

If you intend to attend the Meeting, you can attend via audioconference at https://www.cstproxy.com/arberobotics/2023 as a guest or with your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

Please read this proxy statement carefully to ensure that you have proper evidence of share ownership as of July 10, 2023, which is the record date for this meeting, as we will not be able to accommodate guests without such evidence at the Annual General Meeting.

Details regarding how to attend the Annual General Meeting and the business to be conducted at the Annual General Meeting are also described in the accompanying proxy card.

Record Date

This Proxy Statement and the enclosed form of proxy card is being provided to shareholders of record on the close of business of Tuesday, July 10, 2023, which is the record date (the “Record Date”) for shareholders entitled to notice of and to vote at the Meeting. This proxy statement and the proxy card will also be available on our transfer agent’s website at https://www.cstproxy.com/arberobotics/2023.

Shareholders Entitled to Vote

Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote at the Meeting. The Company had 77,503,920 Ordinary Shares issued and outstanding as of the Record Date, each of which is entitled to one vote on each matter to be voted on at the Meeting. The presence, virtually or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, ordinary shares subject to abstentions or to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as having been voted in respect thereof. Broker non-votes are votes that brokers holding Ordinary Shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting without receipt of voting instructions from beneficial owner (other than with respect to certain routine proposals). The only matter being presented at the Meeting on which brokers may vote without instructions from the beneficial owners is the approval of the auditors. With respect to all other matters, unless a shareholder whose shares are held in street name instructs the broker or bank as to how the shares should be voted, the brokerage firm or bank will not vote the shares.

If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Monday, August 14, 2023, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum.

Votes Required

The affirmative vote of a majority of the Ordinary Shares of the Company represented and voting thereon at the Meeting is necessary for the approval of all proposals on the agenda, provided however, that with respect to the approval of Proposal 3(a) with respect to the compensation terms of our CEO, that majority includes at least (i) a majority of the votes cast by shareholders who are not Controlling Shareholders (as defined below) of the Company and do not have a Personal Interest (as defined below) in approving the proposal, who are present and voting (abstentions are disregarded); or (ii) the total number of votes cast held by the shareholders who are not Controlling Shareholders of the Company and do not have a Personal Interest in approving the proposal that are voted against the proposal constitute two percent (2%) or less than of the total voting rights in the Company (the “Compensation Majority”).

When voting, Israeli law requires that each shareholder voting on Proposal 3(a) is required to indicate whether or not the shareholder is a Controlling Shareholder and to indicate in the appropriate place in the proxy if the shareholder has a Personal Interest in the proposed resolution. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card the foregoing, then the shareholder’s vote on the applicable item will not be counted.

For these purposes, under the Israeli Companies Law a “Controlling Shareholder” is generally any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person, which includes a or legal entity, is presumed to be a Controlling Shareholder if he/she or it holds (i) 50% or more of the right to vote at a general meeting of the Company, or (ii) 50% or more of the right to appoint directors or its chief executive officer. For certain purposes, including with respect to the approval of certain related party transactions, a shareholder holding 25% or more of the voting rights of a company would also be deemed a ‘controlling shareholder,’ provided that, there is no other person who holds more than 50% of the voting rights of such company.

Under the Israeli Companies Law, the term “Personal Interest” includes a shareholder’s personal interest in the approval of an action or a transaction of a company, not including any interest arising solely from holding the company’s shares, but including (i) the personal interest of his/her immediate family, spouses, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons; and (ii) a personal interest of an entity in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, or owns five percent (5%) or more of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer. In addition, under the Israeli Companies Law, in case of a person voting by proxy for another person, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

As of the date of this Proxy Statement, the Company is not aware of any controlling shareholders as such term is defined for purposes of the Israeli Companies Law. Accordingly: (a) the Company believes that all of its shareholders should mark “NO” in the appropriate place on the proxy (or in their electronic submission) with regard to them being controlling shareholder; and (b) the Company believes that only a few of its shareholders may have Personal Interest with regard to Proposal 3(a) and that its shareholders should generally mark “NO” in the appropriate place on the proxy (or in their electronic submission) with regard to Proposal 3(a) (other than a small number of shareholders as aforementioned who were already acknowledged of their Personal Interest).

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of July 10, 2023, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of 5% or more of the Company’s outstanding Ordinary Shares, each of the Company’s chief executive officer and chief financial officer, each director and all directors and senior management as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners and filed with the SEC, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of July 10, 2023, through the exercise of any option, warrant, convertible security or other right.

The shareholders’ holdings reflect their voting rights. Each shareholder has one vote for each ordinary share owned on the Record Date.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned
Directors and Senior Management:	Number of Ordinary Shares Beneficially Owned	Percentage
Kobi Marenko(2)	3,834,305	4.94%
Noam Arkind(3)	2,931,328	3.78%
Karine Pinto-Flomenboim(4)	77,413	*
Ehud Levy(5)	9,036,429	11.66%
Yair Shamir(6)	7,320,929	9.45%
Mor Assia(7)	4,994,319	6.45%
Boaz Schwartz(8)	346,213	*
E. Scott Crist(9)	3,601,723	4.51%
Thilo Koslowski(10)	40,000	*
Alexander Hitzinger(11)	33,333	*
All directors and Senior Management as a group	32,880,758	40.69%

Five Percent Holders:
Canaan Partners Israel (CPI) (Cayman) L.P.(12)	9,036,429	11.66%
Special Situations Funds (13)	7,713,175	9.96%
CEL Catalyst Mobility Ltd. and CATALYST IV FUND L.P. (14)	7,320,929	9.45%
iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment(15)	4,994,319	6.45%

*	Less than 1%

(1)	Unless otherwise noted, the address for each named beneficial owner is c/o Arbe Robotics Ltd., 107 HaHashmonaim St., Tel Aviv-Yafo, Israel.

(2)	Consists of 2,849,482 Ordinary Shares held directly by Mr. Marenko, 82,309 ordinary shares subject to options and 902,514 ordinary shares held by Inter, which is owned by Mr. Marenko, who has the right to vote and dispose of shares owned by Inter.

(3)	Consists of 2,849,482 ordinary shares held directly by Dr. Arkind and 81,846 ordinary shares subject to options.

(4)	Consist of RSUs ordinary shares subject to options.

(5)	Consists of ordinary shares identified in footnote (12) below. Mr. Levy is affiliated with Canaan Partners Israel (CPI) (Cayman) L.P and may be deemed to have beneficial ownership with respect to these shares. Mr. Levy disclaims beneficial interest in the shares owned by Canaan Partners except to the extent of his pecuniary interest therein.

(6)	Consists of ordinary shares identified in footnote (14) below. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd. and CATALYST IV FUND L.P. but disclaims any beneficial ownership of the reported shares except to the extent of his pecuniary interest.

(7)	Consists of ordinary shares identified in footnote (15) below. Ms. Assia is affiliated with iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment and may be deemed to have beneficial ownership with respect to these shares. Ms. Assia disclaims beneficial interest in the shares owned by iAngels except to the extent of her pecuniary interest therein.

(8)	Consists of: (i) 298,619 ordinary shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which Account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, among others, is an indirect beneficiary, and (ii) 47,594 ordinary shares subject to options. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to the shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz has joint control and may only act with the vote of one or more of the other members of the Investment Committee.

(9)	Percentage as adjusted includes (i) 958,692 ordinary shares issued pursuant to the Merger to Industrial Tech Partners, LLC, the sponsor of ITAC (the “Sponsor”) in respect of ITAC Class B Common Stock owned by the Sponsor and transferred to Mr. Crist, (ii) 340,000 ordinary shares owned by Texas Ventures, and (iii) 2,303,031 ordinary shares issuable upon exercise of private warrants held by the Sponsor and transferred to Mr. Crist.

(10)	Consist of ordinary shares subject to options.

(11)	Consist of ordinary shares subject to options.

(12)	Canaan Partners Israel (CPI) GP L.P. (“CPI General Partner”) is the general partner of Canaan Partners Israel (CPI) (Cayman) L.P. CPI General Partner has the power to direct Canaan Partners Israel (CPI) (Cayman) L.P. to vote and dispose of the shares by decision of its managing partner Mr. Ehud Levy. The business address of the foregoing person is c/o Canaan Partners Israel (CPI) (Cayman) L.P, 12/11 Rav Ashi St., Tel Aviv, Israel.

(13)	AWM Investment Company, Inc. is the investment adviser to Special Situations Fund III QP, L.P. (“SSFQP”), Special Situations Cayman Fund, L.P. (“Cayman”), Special Situations Private Equity Fund, L.P. (“SSPE”), Special Situations Technology Fund, L.P. (“Technology”), and Special Situations Technology Fund II, L.P. (“Technology II”) together (“the Special Situations Funds”). Of the shares reflected above (i) 3,727,920 shares are held directly by SSFQP, (ii) 1,118,789 shares are held directly by Cayman (iii) 688,178 shares are held directly by SSPE, (iv) 337,741 shares are held directly by Technology, and (v) 1,840,547 shares are held directly by Technology II. As the investment adviser to the Special Situation Funds, AWM holds sole voting and investment power over these shares. The business address of the Funds is 527 Madison Avenue Ste 2600, New York, N.Y 10022.

(14)	Consist of 5,423,493 shares of CEL Catalyst Mobility Ltd. and 1.897,436 shares of Catalyst IV Fund L.P. CEL Catalyst Mobility Ltd. is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. The directors of CEL Catalyst Mobility Ltd. are Yair Shamir and Shengyan Fan who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. The director of Catalyst IV Fund L.P. is Yair Shamir who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Mr. Shamir disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o Catalyst Investment (Israel) III Ltd., 28 Haarbaa St., Tel Aviv, Israel, 6473925.

(15)	Represent shares held by iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels Crowd Ltd. (“iAngels General Partner”) is the general partner of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels General Partner has the power to direct iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment to vote and dispose of the shares by decision of its Investment Committee. The Investment Committee is comprised of Ms. Mor Assia, Mrs. Shelly Hod Moyal and Mr. David Assia, and each member of the Investment Committee has shared voting and investment power over the shares. Each member of the Investment Committee disclaims any beneficial ownership of the reported shares other than to the extent of her or his pecuniary interest. The business address of each of the foregoing persons is c/o iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment, 18 Rothschild St., Tel Aviv, Israel.

PROPOSAL 1.

ELECTION OF CLASS II DIRECTORS

(Items 1(a)-1(b) on the proxy card)

Background

The Company’s Articles of Association provides that the number of Directors shall be not less than three but no more than nine. There are currently nine members of the Board. The Board of Directors is classified into classes of directors as follows:

Name	Age	Term Expires
Class I
Ehud Levy, Class I	57	2025
Noam Arkind, PhD, Class I	36	2025
Alexander Hitzinger, Class I	51	2025
Class II
Mor Assia, Class II	40	2023
Boaz Schwartz, PhD, Class II	60	2023
Thilo Koslowski, Class II	52	2023
Class III
Yair Shamir, Class III	77	2024
E. Scott Crist, Class III	57	2024
Kobi Marenko, Class III	50	2024

Election of Class II Directors

The term of the Class II Directors will expire at the Meeting and successor Class II Directors shall be elected at the Meeting to serve until the annual general meeting in 2026. Therefore, the Nominating and Corporate Governance Committee of the Board recommended the re-election of current Class II directors, Dr. Boaz Schwartz and Mr. Thilo Koslowski. If elected at the Meeting, each of the nominees will serve for approximately three years, until the annual general meeting of shareholders to be held in 2026, and until their successor has been duly elected and qualified, or until the office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

Since Ms. Mor Assia advised us that she will not stand for re-election, the Company is seeking an appropriate replacement for her position, meeting the qualifications required by the Company's Nominating Committee and the Board will name her replacement as a member of the Compensation and Audit Committees. Ms. Assia’s replacement will be initially appointed by the Board as a vacancy, by the powers vested to it, and put to a vote at a future General Meeting, as required. The Nasdaq Board Diversity Rule require the Company’s Board of Directors to have at least one female director, and the Company will endeavor to appoint a female director before year end.

Due to the fact Ms. Assia is not standing for reelection, the Board will name her replacement as a member of the Compensation and Audit Committees.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he is willing, able, and ready to serve as a Class II director if elected. Additionally, in accordance with the Israeli Companies Law, each of the nominees has certified to us that he meets all the requirements of the aforesaid Companies Law for election as a director of a public company, possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and needs of our Company.

We do not have any arrangements, understandings or agreements with respect to the election of any of the nominees at the Meeting. Mr. Thilo Koslowski and Dr. Boaz Schwartz are independent under Nasdaq corporate governance rules.

Biographies of Nominees

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Dr. Boaz Schwartz

Dr. Schwartz was initially appointed as a director on October 7, 2021. A seasoned finance professional and a tech investor, Dr. Schwartz founded Deutsche Bank Israel, and managed it for 24 years, until December 2020. Following his retirement from Deutsche Bank, Dr. Schwartz became an active tech investor in both early and late-stage companies, with a wide portfolio of investments in Fintech, Autotech and other technology-related ventures. Dr. Schwartz is an active investor and works closely with his investee companies helping with both strategy and finance-related matters. Dr. Schwartz developed Deutsche Bank Israel to become one of the leading global investment banks operating in Israel with a very strong corporate finance advisory franchise, the leading project finance bank in Israel, the top foreign bank on TASE, and a leading trader in the Israeli fixed income and forex. Dr. Schwartz is a board member and chairman of the finance committee of IDC Herzliya - the only private university in Israel; a board member of iArgento Ltd - a traded venture capital fund; Covercy Ltd - a real estate investment management SaaS platform and Foretellix Ltd. - a verification and validation automation tool for autonomous vehicles; a board observer of Addionics Ltd. - an enabling battery technology for automotive industry and Blyp Ltd. - an AI-driver data analytics for on-line shops; and the vice-Chairman of Zabar Solar Ltd. - a leading green energy developer and operator. Dr. Schwartz is also a long-time member of the Israeli chapter of the YPO. Dr. Schwartz earned a PhD in Finance from the University of Chicago; an MBA with Distinction from the Wharton School at the University of Pennsylvania; and an MSc and BSc in Electrical Engineering from the University of Tel Aviv.

Thilo Koslowski

Mr. Thilo Koslowski was initially appointed as a director on February 21, 2022. Mr. Koslowski is a board advisor and an executive strategy consultant to various companies and startups in the technology, automotive and digital business markets, as well as to venture capital firms. Mr. Koslowski has an extensive background in the fields of autonomous cars, smart-mobility, and digital customer experience. From 2016 to 2020, Mr. Koslowski was the founder and CEO of Porsche Digital, a wholly owned subsidiary of Porsche AG, serving as the technology and digital unit of Porsche AG. From 1999 to 2016, Mr. Koslowski was a VP and practice leader at Gartner, Inc, a leading technological research, and advisory firm, where he established Gartner’s global automotive advisory-services. Mr. Koslowski has substantial experience as a limited partner investor in VCs across the globe, such as Headline, Magma Ventures, Grove Ventures, and NIO Capital, in addition to an extensive background as board member, observer and investor in international startups. In addition, as part of Mr. Koslowski’s years at Porsche Digital, he was co-founder and board member of APX, Europe’s leading early-stage joint venture capital, backed by both Axel Springer and Porsche. Mr. Koslowski is a member of the Society of Automotive Engineers (SAE) and the Automotive Chair of the German American Business Association (GABA). Mr. Koslowski graduated as Diplom-Kaufmann in business from the RWTH Aachen University.

The compensation terms of Mr. Koslowski and Dr. Schwartz, as Industry Expert Directors, is an annual fee of $100,000 and options to purchase 80,000 Ordinary Shares to Mr. Koslowski and 81, 589 to Dr. Schwartz. Furthermore, once elected, Mr. Koslowski and Dr. Schwartz may be eligible for an additional equity-based award, as detailed in Proposal 3, subject to the approval of such Proposal by the Annual General Meeting.

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

(a)	RESOLVED, that Dr. Boaz Schwartz be elected as a Class II director, to serve until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

(b)	RESOLVED, that Mr. Thilo Koslowski be elected as a Class II director, to serve until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law

Each of the resolutions above will be voted upon separately at the Meeting.

Votes Required

The approval of each of these resolutions requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting virtually or by proxy, and voting on this Proposal 1.

Board Recommendation

The Board recommends a vote “FOR” the election of each of Dr. Boaz Schwartz and Mr. Thilo Koslowski as Class II directors, for a term of approximately three years, to expire at the 2026 annual general meeting.

PROPOSAL 2.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

(Item 2 on the proxy card)

Background

The current composition of the Board of Directors of the company includes four directors who do not occupy Company executive positions (Mr. Shamir, Mr. Levy, Mr. Crist, and Ms. Assia, hereinafter “Non-Executive Directors”), three additional directors who we consider to be industry experts (Dr. Schwartz, Mr. Koslowski and Mr. Hitzinger, hereinafter “Industry Expert Directors”), and two remaining directors who are simultaneously employed as Company executives (Mr. Marenko and Dr. Arkind, hereinafter “Executive Directors”).

Remuneration Terms of the Company’s Non-Executive Directors and Industry Expert Directors

Under the Israeli Companies Law, the compensation of directors is generally subject to the approval of the company’s compensation committee, board of directors and shareholders, in that order, and must generally be consistent with the directors and officers compensation policy, as approved by the Company’s shareholders pursuant to the Israeli Companies Law (the “Compensation Policy”).

Currently, the Company’s Non-Executive Directors receive an annual fee of $30,000 plus applicable value added tax as remuneration for their service on the Board, while they are not eligible for any equity remuneration. Industry Expert Directors receive an annual fee of $100,000 plus applicable value added tax as remuneration for their service on the Board, as well as travel expenses reimbursement up to an amount of 9,000 EUR, as required. Each Industry Expert Directors also currently hold options to purchase approximately   80,000 Company shares, at an exercise price between $6.04 to $8.00.

As part of the Company’s policy, which aims to align the interests of directors with the Company’s goals by setting incentive-based compensation, the Compensation Committee and the Board have recommended granting an equity-based award to Non-Executive Directors and Industry Expert Directors, as further detailed below, in order to provide directors with proper compensation for the time they invest in leading the Company.

This Proposal 2 includes granting a one-time equity-based award of options to purchase 80,000 Ordinary Shares of the Company to each Non-Executive Director, and 40,000 Ordinary Shares of the Company to each Industry Expert Director. The options will vest over a period of 3 years from the date of grant on a quarterly basis, at an exercise price equal to the average share price in the preceding 30 trading days prior to the approval of this grant by the Annual General Meeting, designated as 102 capital gains track award (with trustee) for Israeli board members, as specifically outlined below:

Name of Director	Proposed Award

Yair Shamir	Options to purchase 80,000 Ordinary Shares at an exercise price equal to the average share price in the 30 trading days prior to the approval of this grant by the shareholders.

Ehud Levy	Options to purchase 80,000 Ordinary Shares at an exercise price equal to the average share price in the 30 trading days prior to the approval of this grant by the shareholders.

E. Scott Crist	Options to purchase 80,000 Ordinary Shares at an exercise price equal to the average share price in the 30 trading days prior to the approval of this grant by the shareholders.

Dr. Boaz Schwartz	Options to purchase 40,000 Ordinary Shares at an exercise price equal to the average share price in the 30 trading days prior to the approval of this grant by the shareholders.

Thilo Koslowski	Options to purchase 40,000 Ordinary Shares at an exercise price equal to the average share price in the 30 trading days prior to the approval of this grant by the shareholders.

Alexander Hitzinger	Options to purchase 40,000 Ordinary Shares at an exercise price equal to the average share price in the 30 trading days prior to the approval of this grant by the shareholders.

Given the decision of Ms. Mor Assia to step down from her position as a director at the end of this General Meeting and not to be nominated for reelection, Ms. Assia will not be eligible for the proposed equity-based award granted to Non-Executive Directors.

In determining the compensation terms of Non-Executive Directors and Industry Expert Directors, the Company’s Compensation Committee and the Board have considered many factors, including the Company’s Compensation Policy, the total compensation packages of the directors, benchmark data, and common standards in the industry.

The Board believes that the compensation terms as set forth above are in the best interests of the Company and align with its shareholders’ interests.

Proposed Resolution

It is proposed by the Board that the following resolution be adopted at the Meeting:

RESOLVED, to approve the grant of an equity-based award to the Company’s Non-Executive Directors and Company’s Industry Expert Directors as detailed in the Proxy Statement.

Votes Required

The approval of the above resolution requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting virtual or by proxy and voting on this Proposal 2.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity-based awards to the Company’s Non-Executive Directors and Industry Expert Directors.

PROPOSAL 3

EXECUTIVE COMPENSATION

(Items 3(a), 3(a)1 and 3(b) on the proxy card)

Background

Under the Israeli Companies Law, terms of office and employment of office holders, are generally subject to the approval of the compensation committee (rather than the audit committee) and the board of directors, and must generally be consistent with the Company’s compensation policy. In the case of directors or the Chief Executive Officer, the shareholders’ approval is also required.

Mr. Kobi Marenko, has served as the Company’s director and Chief Executive Officer since inception on November 4, 2015. Dr. Noam Arkind has served as the Company’s director and Chief Technology Officer since inception on November 4, 2015. The Company believes that Mr. Marenko and Dr. Arkind are deeply involved and familiar with the Company’s business and personnel, as well as having broad knowledge and experience, thus being best equipped to serve as our Chief Executive Officer and Chief Technology Officer, respectively, while being part of the Board.

Under his employment agreement, Mr. Marenko is currently entitled to a monthly salary of NIS 80,000 (approximately $22,463). On April 30, 2020, Mr. Marenko received options to purchase 8,326 ordinary shares of the Company at an exercise price of $1.221; On June 16, 2022, Mr. Marenko received options to purchase 300,000 Company’s ordinary shares at an exercise price of $6.44. As approved at the 2022 annual shareholder meeting, Mr. Marenko was awarded a special cash bonus in connection with his efforts, amounting to an aggregate amount of NIS240,000 (approximately US$71,428).

Under his employment agreement, Dr. Arkind is currently entitled to a monthly base salary of NIS 80,000 (approximately $22,463). On April 30, 2020, Dr. Arkind received options to purchase 7,771 ordinary shares of the Company at an exercise price of $1.221; on June 16, 2021, Dr. Arkind received an option to purchase 300,000 ordinary shares of the Company at an exercise price of $6.44. As approved at the 2022 annual shareholder meeting, Dr. Arkind was awarded a special cash bonus in connection with his efforts, amounting to an aggregate amount of NIS240,000 (approximately US$71,428).

Annual Cash Bonus Plan

The Company’s Compensation Committee and Board, in their meetings held on July 2, 2023 and July 11, 2023, respectively, approved a framework annual cash bonus plan to each of Mr. Marenko as the Company’s Chief Executive Officer and Dr. Arkind, as the Company’s Chief Technology Officer, based on performance-based measurable criteria for each calendar year as of the year ended December 31, 2023 and onwards, until the year ended December 31, 2025 ("Bonus Plan"). The proposed Bonus Plan is intended to incentivize our Chief Executive Officer and Chief Technology Officer by closely aligning their personal economic interest with our Company’s performance and share price appreciation.

The Company’s Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the proposed Bonus Plan to each officer’s compensation terms, thus appropriately linking their compensation to delivering long-term shareholder value through a combination of growth and profitability and closely aligning their compensation to industry practices, and considered in their decisions the factors enumerated in the Company’s Compensation Policy and determined that the proposed Bonus Plan for each of the officer’s are consistent therewith.

When discussing the proposed remuneration, the Compensation Committee and the Board considered numerous factors, including the human resources needs of the Company, its strategic goals, seniority level, the consistency of the proposed compensation with the Company’s Compensation Policy’s principles and limitations, the skills, background and qualifications of both Mr. Marenko and Dr. Arkind, and their overall compensation terms.

In order to properly evaluate the CEO’s and CTO’s success in reaching Company goals, the Company will set performance targets for each calendar year as of the year ended December 31, 2023 and onwards, until the year ended December 31, 2025. The performance targets will be comprised of 70% measurable criteria and up to 30% of non-measurable criteria, as determined by the Compensation Committee and the Board during the first quarter of the year per each of the CEO and the CTO, pursuant to the following weights and criteria:

Performance Target - Components	Component Weight (as % of Target)
Company operating performance measures - comprised of at least two measurable parameters as follows: revenues, Adjusted EBIDA, operating profits, net profits, % OPEX of revenues	35%
Company strategic goals - comprised of at least two measurable parameters as follows: product design, business development, R&D, customers' related objectives	35%
A discretionary evaluation of the overall performance during the past year	30%

The target bonus in the event of 100% achievement of the target goals is three (3) monthly salaries, while for overachievement performance of 120% and above, the officer may be eligible for an additional one (1) monthly salary, totaling four (4) monthly salaries.

The eligibility for cash bonuses under the Bonus Plan shall be subject to the following thresholds:

Less than 70% achievement	No bonus
70% to 100% achievement	Linear between one to three monthly salaries
120% and above	Additional one monthly salary (i.e. four monthly salaries)

The Compensation Committee and the Board will be authorized to determine each year the performance target, and the achievement level of the pre-defined goals (without further approval by shareholders) based on the actual performance of the CEO and the CTO, respectively. Specifically, the criteria for the performance goals with respect to the year ended on December 31, 2023, will be prorated according to the timing of their approval.

In special circumstances (e.g., regulatory changes, significant changes in the business environment, a significant organizational change, merger and acquisition events, or other similar events etc.), the Compensation Committee and the Board may make adjustments to the objectives, and in such special circumstances, to modify the objectives and/or their relative weights or the amount of bonus payouts (including decreasing such amounts to zero), in connection with the applicable bonus period.

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

(a)	RESOLVED, to approve the annual cash bonus plan, as part of the compensation terms of Mr. Kobi Marenko, as the Company’s Chief Executive Officer , as set forth in the Proxy Statement.

(b)	RESOLVED, to approve the annual cash bonus plan, as part of the compensation terms of Dr. Noam Arkind as the Company’s Chief Technology Officer, as set forth in the Proxy Statement.

Each of the two resolutions above will be voted upon separately at the Meeting.

Votes Required

The votes required for the approval of each of Proposals 3(a) and 3(b) is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting, provided however, that with respect to the approval of Proposal 3(a) regarding the terms of our Chief Executive Officer, that majority shall also include the Compensation Majority.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolutions approving the compensation terms for the Company’s Executives.

PROPOSAL 4

APPROVAL OF THE APPOINTMENT THE COMPANY’S INDEPENDENT AUDITORS

(Item 4 on the proxy card)

Background

The Audit Committee and the Board approved, subject to approval of our shareholders the appointment of Somekh Chaikin, member firm of KPMG International, as the independent auditors of the Company for the year ending December 31, 2023, and for such additional period, until the next annual general meeting of shareholders. Somekh Chaikin has been our independent auditor since 2021.

The following table sets forth, for each of the years indicated, the fees paid to Somekh Chaikin:

	Year Ended December 31,
	2022	2021
Audit Fees(1)	$200,950	$145,000
Tax Fees (2)	$12,500	$220,000
Total	$213,450	$365,000

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2022 and 2021, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards. Audit fees for 2022 alo include services in connection with our F-3 and 20-F filing with the SEC.

(2)	“Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions. Tax fees for 2021 also include services in connection with our F-4 and F-1 filings with the SEC relating to our merger with Industrial Tech Acquisitions Corp.

Proposed Resolution

It is proposed by the Board that the following resolution be adopted at the Meeting:

RESOLVED, that the appointment of Somekh Chaikin as independent auditors of the Company for the year ending December 31, 2023, be, and hereby is, ratified and approved by the shareholders of the Company, that and the Board is authorized to approve the compensation of such firm.

Votes Required

The approval of this resolution requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution reappointing the Company’s independent auditors.

AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2022, will be presented. The Company’s Audited Consolidated Financial Statements were included in the Company’s annual report in Form 20-F, which was filed with the U.S. Securities and Exchange Commission, and appears on its website: www.sec.gov, as well as on the Company’s website: www.arberobotics.com. These financial statements are not a part of this Proxy Statement.  This item does not require a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice previously published. As of the date of the Notice, the Board knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Kobi Marenko
Chief Executive Officer

Yair Shamir
Chairman of the Board

July 18, 2023